SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1
Letter to the Buenos Aires Stock Exchange, dated May 7, 2008, regarding an agreement between Telefónica de Argentina S.A. and Telefónica Datacorp S.A. (“Datacorp”), including the purchase of an additional 14,948 shares of stock from Datacorp

Item 1

Telefónica de Argentina S.A.

Buenos Aires, May 7th, 2008

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Agreement between Related Parties

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, in compliance with the provisions of section 23 of the Listing Regulation.

Further to the above and as timely reported by this Company, on May 4th, 2006 and within the framework of the internal reorganization process of Telefonica Group, the Board approved the purchase from Telefónica Datacorp S.A. (“Datacorp”) of 787,697 shares of stock, representing 97.89 % of the capital stock and votes of Telefónica Data Argentina S.A. (“Data”). Against this background, the Company and Datacorp, both indirectly controlled by Telefónica S.A., signed on June 16th, 2006 the relevant Stock Purchase Agreement (the “Purchase Agreement”) and the extension thereof dated June 15th, 2007 (the “First Amendment to the Purchase Agreement”).

On March 14th, 2008, and as a result of a notice served by a minority shareholder of Data, Datacorp made a Purchase Statement under the terms of Decree 677/01 whereby it would become the owner of an additional 14,948 shares of stock of Data, representing 1.86 % of the capital stock and votes of Data.

Later, Datacorp and the Company signed a new amendment to the Purchase Agreement (the “Second Amendment to the Purchase Agreement”) whereby and subject to certain conditions precedent, they agreed on: (i) selling to the Company additional shares of stock representing 1.86% of the capital stock and votes of Data; (ii) extending the term of the Purchase Agreement until December 17th, 2008; (iii) including the Residual Shareholding Acquisition Process and the relevant approval of the Second Amendment to the Purchase Agreement by the Company’s Audit Committee and the Board as conditions precedent to the closing of the Purchase Agreement; and (iv) changing the stock purchase price so that the transaction would reflect the current market price of Data, taking into account the appraisal timely made by an investment bank upon the Residual Shareholding Acquisition process.

The purchase price of 787,697 shares of stock amounts to USD 56,041,216 and the purchase price of an additional 14,948 shares of stock amounts to USD 1,063,485 payable by the Company to Datacorp; and the shares will be transferred from Datacorp to the Company following the observance of the conditions precedent.

The approval of the Second Amendment to the Stock Purchase Agreement made by the Board includes the relevant opinion of the Company’s Audit Committee, made available to the Shareholders at the main office of the company located at Avenida Ingeniero Huergo 723, ground floor, Buenos Aires City.  Please call at 5321-1834 in advance.  Said opinion states that the agreements under review are in market conditions.

Yours sincerely,

BCBA TASA 371 (ContratoPartesRelacionadas)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	May 9, 2008	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel